News Release

BROOKFIELD ANNOUNCES ADDITIONAL INFORMATION
REGARDING ITS THREE-FOR-TWO STOCK SPLIT

Toronto, May 22, 2007 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) announced that its Class A Limited Voting Shares (“Class A Shares”) commenced trading on the Toronto Stock Exchange (“TSX”) at the start of business today, Tuesday, May 22, 2007, on an ex-dividend basis to reflect the three-for-two stock split announced on May 2, 2007. Brookfield will implement this stock split by issuing on or about June 1, 2007, stock dividends representing one additional Class A Share for every two Class A and Class B Limited Voting Shares held by shareholders of record at the close of business on May 24, 2007. Fractional shares will be paid in cash based on the closing price of a Class A Share on the TSX on May 24, 2007.

The Corporation’s Class A Shares listed on the New York Stock Exchange (“NYSE”) will commence trading ex-dividend in regard to this stock split on the first business day after the distribution of the stock dividend, which is expected to be Monday, June 4, 2007. Trading in the Class A Shares on NYSE from the start of business on May 22, 2007 up to and including the dividend distribution date will be on a “due-bill” basis, entitling holders to one additional Class A Share for every two Class A Shares held on the record date.

The quarterly dividend payable on Brookfield’s Class A Shares, which is now US$0.18 per share, will be adjusted to reflect this stock split commencing with the dividend payable on August 31, 2007. On a post-split basis, the dividend per subdivided Class A Share will be US$0.12 and will be paid to shareholders of record at the close of business on August 1, 2007.

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Brookfield Asset Management Inc. (NYSE/TSX: BAM), focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com

NOTE: This press release contains forward-looking information and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to the completion of the stock split and the amount of the company’s quarterly dividend on a go forward basis. The words “will” and “expected” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated actions expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual outcome to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions; the behaviour of financial markets including fluctuations in interest and exchange rates; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.